Rec'd 5/9/07

CM



07001803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY - 9 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GENESIS SECURITIES LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROAD STREET
NEW YORK, NEW YORK 10004

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WILLIAM YEH (212) 668-0888

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET BOSTON, MA 02109

(Address) (City) (state) Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement* of facts *and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I WILLIAM YEH swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENESIS SECURITIES, LLC as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

JEFFREY I. SCHWIMMER
Notary Public, State of New York
No. 24-4941972 Qualified in Kings County
Certificate Filed in New York County
Commission Expires Sept. 6, 2010

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENESIS SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GENESIS GROUP, LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

GENESIS SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Genesis Group, LLC)

Year Ended December 31, 2006

Table of Contents

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Sole Member
Genesis Securities, LLC
(A Wholly-Owned Subsidiary of Genesis Group, LLC)
New York, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Genesis Securities, LLC, (the "Company"), a limited liability company and a wholly-owned subsidiary of Genesis Group, LLC as of December 31, 2006 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, including those control activities for safeguarding securities, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and the statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
April 13, 2007

GENESIS SECURITIES, LLC
Statement of Financial Condition
December 31, 2006

	2006
Assets	
Cash and cash equivalents	$ 3,500,981
Cash segregated under federal and other regulations	17,186,830
Deposits with clearing organizations	330,000
Receivable from customers	6,523,048
Receivable from brokers and clearing organizations	1,587,514
ECN rebates receivable	88,687
Employee receivable	107,111
Securities owned at market value	436,622
Property and equipment, net	1,887,179
Escrow and security deposits	140,116
Other assets	32,771
Total assets	$ 31,820,859
Liabilities and Member's Equity	
Liabilities:	
Payable to customers	17,025,716
Commission and ECN refund payable	4,127,703
Accounts payable and accrued expenses	2,809,191
Payables to broker-dealers and clearing organizations	268,851
Securities sold, but not yet purchased, at market value	101,807
Income taxes payable	43,500
Total liabilities	24,376,768
Commitments and contingencies (Note 12)	
Member's equity	7,444,091
Total liabilities and member's equity	$ 31,820,859

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
Statement of Income
Year Ended December 31, 2006

	2006
Revenues:	
Commissions	$ 31,931,571
Trading losses	(14,260,633)
ECN rebate income	3,876,855
Investment income	769,726
Software license fees	1,600
Total revenues	22,319,119
Expenses:	
Commission and ECN refund	9,601,485
Licensing fees	3,610,575
Employee compensation and benefits	2,403,748
Communication and data processing	1,276,599
Professional fees	870,816
Advertising	816,486
Depreciation and amortization	416,793
Clearance and exchange charges	443,359
Occupancy	313,635
Office expenses	60,919
Interest expense	205,859
Other expenses	741,873
Total expenses	20,762,147
Income before income taxes	1,556,972
Provision for income taxes	59,209
Net income	$ 1,497,763

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2006

	Members' Equity	Retained Earnings	Total Equity
Balance, December 31, 2005	$3,970,135	$1,976,193	$ 5,946,328
Net income	-	1,497,763	1,497,763
Balance, December 31, 2006	$3,970,135	$3,473,956	$ 7,444,091

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2006

	2006
Cash flows from operating activities:	
Net income	$ 1,497,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	416,793
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	(16,885,359)
Securities owned, net	805,462
Deposits with clearing organizations	1,700,000
Receivable from customers	(6,523,048)
Receivable from brokers and clearing organizations	849,381
ECN rebates receivable	364,974
Employee receivable	(92,111)
Other assets	(32,771)
Escrow and security deposits	(89,282)
Income tax payable	22,500
Commission and ECN refund payable	2,973,105
Traders' deposits	(332,315)
Accounts payable and accrued expenses	(156,951)
Payable to brokers	125,940
Payable to customers	16,818,487
Net cash provided by operating activities	1,462,568
Cash flows from investing activities:	
Purchase of fixed assets	(980,645)
Net cash used in investing activities	(980,645)
Net decrease in cash and cash equivalents	481,923
Cash and cash equivalents, beginning of year	3,019,058
Cash and cash equivalents, end of year	$ 3,500,981
Supplemental Disclosures of Cash Flow Data:	
Income taxes paid	$ 36,709
Interest expense paid	$ 205,859

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
Notes to Financial Statements

NOTE 1 – ORGANIZATION

Genesis Securities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD").

The Company was established in New York State on February 5, 1999 as a limited liability company for the purpose of providing financial services for trading NASDAQ and listed securities. The Company also provides web-based direct trading technology to the retail and institutional trading community. As set forth in the Operating Agreement (the "Agreement"), the Company shall dissolve December 2025, unless the term is extended by amendment to the Agreement.

In August 2005, the Class A and Class B members of the Company exchanged their members' interests for member interest in Genesis Group, LLC (the "Parent") and the Company then became a wholly-owned subsidiary of Genesis Group, LLC. One hundred percent of the Company's profits or losses are allocated to the Parent.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear certain customers' accounts on a fully-disclosed basis and perform record keeping functions. In 2006, the Company received approval from the NASD to self-clear customer trading accounts. For a majority of their customer accounts, they provide trade execution, clearance, and settlement services.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accountant policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation
The company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the internet.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates of less than 90 days. They are stated at cost which approximates market.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining its banking and brokerage relationships with high credit quality financial institutions.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided on a straight-line and accelerated basis using estimated lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company follows the provisions of Statement of Position ("SOP") 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* which requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company also follows the provisions of Emerging Issues Task Force ("EITF") 00-02, *"Accounting for Website Development,"* which requires the capitalization of certain costs incurred in connection with developing, designing and supporting the Company's website. All capitalized internal use of software and website development costs will be amortized using the straight-line method over three years once placed in service.

Securities-Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At December 31, 2006, cash collateral related to securities borrowed amounted to $953,100.

Securities Transactions and Valuations
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities and securities sold, not yet purchased are valued at market value, and securities not readily marketable are valued at fair value as determine by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Commissions
Commission revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Software License Fees
The Company recognizes revenue from licensing of trading software based upon the licensee's monthly trading volume, subject to minimum use fees.

The Company expenses software licensing fees as incurred. Such fees relate to the use of third party software for proprietary trading activities and are incurred based upon the trading activity.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ECN Rebate Income and ECN Refunds
The Company records Electronic Communication Network ("ECN") rebates and the related refunds on a trade-date basis as securities transactions occur. The Company, at its discretion, may refund a portion of the ECN rebates to its customers.

Income Taxes
The Company is not a tax paying entity for federal and state income tax purposes and thus only New York City income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective federal and state income tax returns. The members customarily make substantial capital withdrawals in April of each year to satisfy their personal income tax liabilities. The provision for income taxes includes an adjustment for over or under accruals from prior years. Deferred income taxes are not material.

Advertising
The Company expenses the cost of advertising as incurred.

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2006, cash of $17,186,830 has been segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3.

NOTE 4 – SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased, consist of trading securities at market value as follows:

	Owned	Sold, But Not Yet Purchased
Corporate stocks	$ 436,622	$ 101,807

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restriction or conditions applicable to the securities or to the Company.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 953,100	$ -
Securites failed-to-deliver/receive	353	174
Payable to clearing organizations	-	268,677
Fees and commissions receivable	634,061	-
Totals	$ 1,587,514	$ 268,851

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

GENESIS SECURITIES, LLC
Notes to Financial Statements

NOTE 6 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE 7 – PROPERTY AND EQUIPMENT

At December 31, 2006, property and equipment consisted of the following:

	Amount	Life
Capitalized software	$ 1,650,000	3 years
Furniture and fixtures	34,134	7 years
Computer equipment	1,000,678	3-5 years
Leasehold improvements	57,299	5 years
Equipment under capital leases	44,896	5-7 years
Total	2,787,007	
Less: accumulated depreciation and amortization	899,828	
Total	$ 1,887,179	

Depreciation and amortization expense was $416,793 for the year ended December 31, 2006. At December 31, 2006, accumulated amortization related to equipment under capital leases amounted to $44,896.

NOTE 8– LINE OF CREDIT

The Company has a $15,000,000 secured line of credit with a bank. The line of credit bears interest at 6.2%. There were no balances outstanding under the line of credit as of and for the year ended December 31, 2006.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company and the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by its clearing broker and for its self-clearing customer accounts, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2006 were $6,523,048.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006 at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"). The Company has elected the alternative method of compliance allowed under the Rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $1,000,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2006, the Company's net capital was $5,117,599 which exceeded the Rule requirements by $4,117,599.

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company conducts its operations from a facility that is leased under a non-cancelable operating lease expiring in March 2010. The Company entered into a new lease in 2006 for additional space in this facility and two new leases for a facility in California. The leases expire in April 2011, March 2009, and November 2011, respectively. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense amounted to $259,070 for the year ended December 31, 2006.

In each of the years subsequent to December 31, 2006, future minimum rental payments under the above non-cancelable operating is as follows for the year ending:

2007	$ 503,893
2008	551,718
2009	433,727
2010	320,646
2011	296,701
Total	$ 2,106,685

NOTE 12 – COMMITMENTS AND CONTINGENCIES (Continued)

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company earned net commissions of $16,143,155 related to transactions generated from a company owned by the wife of the majority member of Genesis Group, LLC, which constitutes a concentration of revenue. At December 31, 2006, commission and ECN refund payable include $2,107,946 related to rebates due to this related party. This related party ceased operations in November 2006. The Company also earned net commission of $368,079 related to transactions generated from a family member of the Company's president. At December 31, 2006, commission and ECN refund payable include $211,946 related to rebates due to this related party.

The Company incurred approximately $289,000 of expense in referral fees to a company that is owned by a member of Genesis Group, LLC. At December 31, 2006, this included in accounts payable and accrued commission.

Capitalized software costs of $640,000 were paid to a company owned by a relative of a member of Genesis Group, LLC.

GENESIS SECURITIES, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2006

Schedule I

Net Capital	
Total members' equity	$ 7,444,091
Deductions:	
Total non-allowable assets	2,251,516
Net capital before haircuts on securities positions	5,192,575
Haircuts on securities positions	74,976
Net capital	$ 5,117,599
Computation of Basic Net Capital Requirements	
Minimum net capital required ($1,000,000 or 2% of aggregate debit item, whichever is greater)	$ 1,000,000
Excess net capital	$ 4,117,599
Excess net capital at 1,000%	$ 3,617,599
Percentage of net capital to aggregate debit items	98%
Reconciliation with Company's Computation (Included in Part IIA of Form X-17a-5 as of December 31, 2006)	
Net capital, as reported in Company's Part IIA (Unaudited)	$ 5,185,724
Adjustments:	
Change due to audit adjustments	445,207
Change in non-allowable assets	(513,332)
Net capital per above	$ 5,117,599

GENESIS SECURITIES, LLC
Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2006

Schedule II

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 20,466,176
Customers' securities failed to receive	416,224
Credit balances in firm accounts which are attributable to principal sales to customers	11,935
Market value of short securities and credits in all suspense accounts over thirty calendar days	508
Bank over drafts	87,907
Total credits	20,982,750
Debit balances	
Debit balances in customer's cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	4,437,109
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	705,265
Failed to deliver of customer's securities' not older than thirty calendar days	82,192
Aggregate debit items	5,224,566
Less 3%	156,737
Total 15C3-3 debits	5,067,829
Excess of total credits over total debits	15,914,921
Amount held on deposit in "Reserve Bank Accounts"	$ 17,186,830

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17a-5 as of December 31, 2006)

Excess of total credits over total debits (unaudited)	$ 14,822,835
Adjustments:	
Audit adjustments	1,075,566
Adjustments to customer margin in excess of twenty-five percent of tentative net capital	17,031
Change in 3% of aggregate debit items	(511)
Excess of total credits over total debits per above	$ 15,914,921

GENESIS SECURITIES, LLC
Information Related to Possession and Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2006

Schedule III

(1) Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 (0 items)	$ -
(2) Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 (0 items)	$ -

See Independent Auditors' Report.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Members
Genesis Securities, LLC
(A Wholly-Owned Subsidiary of Genesis Group, LLC)
New York, New York

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Genesis Securities, LLC, (the "Company"), a limited liability company and a wholly-owned subsidiary of Genesis Group, LLC, for the year ended December 31, 2006 (on which we issued our report dated April 13, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to

a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
April 13, 2007

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